June 25, 2013

Mr. Kevin Woody

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 1-13499

Dear Mr. Woody:

On behalf of Equity One, Inc. (the “Registrant”), please find our responses to the comment letter dated June 12, 2013 received from the staff of the Division of Corporation Finance (the “Staff”) regarding the Registrant’s Form 10-K for the year ended December 31, 2012, filed February 28, 2013 (the “10-K”).

Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Registrant’s response to each comment immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 39 to 40

Staff Comment:

1.	We note your definition of “same-property” basis. Please expand your discussion in future filings to discuss the number of properties removed from same-property basis for redevelopment purposes for each of the years discussed within Item 7. To the extent significant, please discuss some of the details related to removing the properties from “same-property” basis as well as addressing when properties previously removed from “same-property” basis will be reinstated into operations.

Company Response:

We acknowledge the Staff’s comment and will include disclosures for each of the years discussed within Item 7 that are consistent with the following disclosure included in our 10-K in relation to the year ended December 31, 2012: “For the year ended December 31, 2012, we moved three properties totaling approximately 541,000 square feet out of the same-property pool into redevelopment.”

To the extent significant, we will revise our disclosure in future filings to include additional disclosure regarding the movement of properties from same-property to redevelopment and when properties previously removed from same-property will be reinstated into operations as follows: “While there is judgment surrounding changes in designations, a property is removed from the same-property pool and considered to be a property under redevelopment when a property is undergoing significant renovation pursuant to a formal plan or is being repositioned in the market and such renovation or repositioning is expected to have a significant impact on property operating income. A redevelopment property is moved to same-property once a substantial portion of the growth expected from the redevelopment is reflected in both the current and comparable prior year period.”

Consolidated Statements of Cash Flows, pages 74 to 75

Staff Comment:

2.	Please include a discussion within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Company Response:

We acknowledge the Staff’s comment and will include in future filings, to the extent significant, a breakdown of capital expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures and a discussion of significant fluctuations between the comparable periods.

We note that footnote 3 of our consolidated financial statements in the 10-K and the Statement of Cash Flows disclosed the amount of internal costs and interest capitalized, respectively. In future filings, we will also include these disclosures in MD&A and expand on these disclosures to include a narrative discussion of significant fluctuations between the comparable periods.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (786) 528-1470.

Sincerely,

/s/ Mark Langer
Chief Financial Officer

cc: Howard Efron, Staff Accountant